Exhibit 99.1

Radware Reports Third Quarter 2024 Financial Results

Third Quarter 2024 Financial Results and Highlights
•	Revenue of $69.5 million, an increase of 13% year-over-year
•	Cloud ARR of $71.6 million, an increase of 15% year-over-year
•	Non-GAAP diluted EPS of $0.23 vs. $0.07 in Q3 2023; GAAP diluted EPS of $0.07 vs. $(0.16) in Q3 2023
•	Cash flow from operations of $14.7 million and $58.9 million year-to-date

TEL AVIV, Israel, October 31, 2024 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the third quarter ended September 30, 2024.

“We are pleased to report solid third-quarter results, highlighted by 13% year-over-year revenue growth and a significant improvement in profitability and cash flow from operations,” said Roy Zisapel, Radware’s President and CEO. “Our results reflect double-digit growth in subscription revenue, strong sales of software subscriptions, and the ongoing success of DefensePro X, which carries with it more subscription revenue. We are excited about the momentum we’ve built and our future growth prospects.”

Financial Highlights for the Third Quarter 2024
Revenue for the third quarter of 2024 totaled $69.5 million:
•	Revenue in the Americas region was $27.7 million for the third quarter of 2024, an increase of 11% from $24.9 million in the third quarter of 2023.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $25.2 million for the third quarter of 2024, an increase of 30% from $19.3 million in the third quarter of 2023.
•	Revenue in the Asia-Pacific (“APAC”) region was $16.6 million for the third quarter of 2024, a decrease of 5% from $17.4 million in the third quarter of 2023.

GAAP net income for the third quarter of 2024 was $3.1 million, or $0.07 per diluted share, compared to GAAP net loss of $6.9 million, or $(0.16) per diluted share, for the third quarter of 2023.

Non-GAAP net income for the third quarter of 2024 was $10.2 million, or $0.23 per diluted share, compared to non-GAAP net income of $2.9 million, or $0.07 per diluted share, for the third quarter of 2023.

As of September 30, 2024, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $411.7 million. Cash flow from operations was $14.7 million in the third quarter of 2024.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, October 31, 2024, at 8:30 a.m. EDT to discuss its third quarter 2024 results and fourth quarter 2024 outlook. To participate on the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-609-800-9099 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, and the tensions between China and Taiwan; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure; outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns, such as the COVID-19 pandemic; our net losses in the past two years and possibility we may incur losses in the future; a slowdown in the growth of the cyber security and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, X, YouTube, and Radware Mobile for iOS.

©2024 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	115,416	70,538
Marketable securities	94,809	86,372
Short-term bank deposits	111,998	173,678
Trade receivables, net	19,963	20,267
Other receivables and prepaid expenses	9,891	9,529
Inventories	13,543	15,544
	365,620	375,928

Long-term investments
Marketable securities	30,991	33,131
Long-term bank deposits	58,468	-
Other assets	2,104	2,166
	91,563	35,297

Property and equipment, net	16,499	18,221
Intangible assets, net	12,742	15,718
Other long-term assets	35,312	37,967
Operating lease right-of-use assets	18,433	20,777
Goodwill	68,008	68,008
Total assets	608,177	571,916

Liabilities and equity

Current liabilities
Trade payables	6,551	4,298
Deferred revenues	109,924	105,012
Operating lease liabilities	4,333	4,684
Other payables and accrued expenses	46,427	41,021
	167,235	155,015

Long-term liabilities
Deferred revenues	65,916	60,499
Operating lease liabilities	13,658	16,020
Other long-term liabilities	14,173	17,108
	93,747	93,627

Equity
Radware Ltd. equity
Share capital	749	742
Additional paid-in capital	548,240	529,209
Accumulated other comprehensive income	593	77
Treasury stock, at cost	(366,588)	(365,749)
Retained earnings	123,398	119,812
Total Radware Ltd. shareholder's equity	306,392	284,091

Non–controlling interest	40,803	39,183

Total equity	347,195	323,274

Total liabilities and equity	608,177	571,916

Radware Ltd.
Condensed Consolidated Statements of Income (Loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	69,488	61,612	201,849	196,260
Cost of revenues	13,392	12,838	39,260	38,886
Gross profit	56,096	48,774	162,589	157,374

Operating expenses, net:
Research and development, net	18,654	20,614	56,251	62,905
Selling and marketing	30,500	30,532	89,945	94,368
General and administrative	6,948	7,824	21,271	24,378
Total operating expenses, net	56,102	58,970	167,467	181,651

Operating loss	(6)	(10,196)	(4,878)	(24,277)
Financial income, net	4,957	3,778	12,982	10,688
Income (loss) before taxes on income	4,951	(6,418)	8,104	(13,589)
Taxes on income	1,807	433	4,518	2,151
Net income (loss)	3,144	(6,851)	3,586	(15,740)

Basic net income (loss) per share attributed to Radware Ltd.'s shareholders	0.07	(0.16)	0.09	(0.36)

Weighted average number of shares used to compute basic net income (loss) per share	41,956,001	42,261,637	41,854,984	43,232,405

Diluted net income (loss) per share attributed to Radware Ltd.'s shareholders	0.07	(0.16)	0.08	(0.36)

Weighted average number of shares used to compute diluted net income (loss) per share	43,573,161	42,261,637	43,199,279	43,232,405

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	56,096	48,774	162,589	157,374
Share-based compensation	81	177	240	403
Amortization of intangible assets	992	992	2,976	2,976
Non-GAAP gross profit	57,169	49,943	165,805	160,753

GAAP research and development, net	18,654	20,614	56,251	62,905
Share-based compensation	1,421	2,064	4,679	6,200
Non-GAAP Research and development, net	17,233	18,550	51,572	56,705

GAAP selling and marketing	30,500	30,532	89,945	94,368
Share-based compensation	2,548	2,134	7,708	9,065
Restructuring costs	-	1,273	-	1,273
Non-GAAP selling and marketing	27,952	27,125	82,237	84,030

GAAP general and administrative	6,948	7,824	21,271	24,378
Share-based compensation	2,008	2,884	6,480	9,483
Acquisition costs	159	211	571	769
Non-GAAP general and administrative	4,781	4,729	14,220	14,126

GAAP total operating expenses, net	56,102	58,970	167,467	181,651
Share-based compensation	5,977	7,082	18,867	24,748
Acquisition costs	159	211	571	769
Restructuring costs	-	1,273	-	1,273
Non-GAAP total operating expenses, net	49,966	50,404	148,029	154,861

GAAP operating loss	(6)	(10,196)	(4,878)	(24,277)
Share-based compensation	6,058	7,259	19,107	25,151
Amortization of intangible assets	992	992	2,976	2,976
Acquisition costs	159	211	571	769
Restructuring costs	-	1,273	-	1,273
Non-GAAP operating income (loss)	7,203	(461)	17,776	5,892

GAAP financial income, net	4,957	3,778	12,982	10,688
Exchange rate differences, net on balance sheet items included in financial income, net	(86)	37	(231)	(770)
Non-GAAP financial income, net	4,871	3,815	12,751	9,918

GAAP income (loss) before taxes on income	4,951	(6,418)	8,104	(13,589)
Share-based compensation	6,058	7,259	19,107	25,151
Amortization of intangible assets	992	992	2,976	2,976
Acquisition costs	159	211	571	769
Restructuring costs	-	1,273	-	1,273
Exchange rate differences, net on balance sheet items included in financial income, net	(86)	37	(231)	(770)
Non-GAAP income before taxes on income	12,074	3,354	30,527	15,810

GAAP taxes on income	1,807	433	4,518	2,151
Tax related adjustments	62	62	185	185
Non-GAAP taxes on income	1,869	495	4,703	2,336

GAAP net income (loss)	3,144	(6,851)	3,586	(15,740)
Share-based compensation	6,058	7,259	19,107	25,151
Amortization of intangible assets	992	992	2,976	2,976
Acquisition costs	159	211	571	769
Restructuring costs	-	1,273	-	1,273
Exchange rate differences, net on balance sheet items included in financial income, net	(86)	37	(231)	(770)
Tax related adjustments	(62)	(62)	(185)	(185)
Non-GAAP net income	10,205	2,859	25,824	13,474

GAAP diluted net income (loss) per share	0.07	(0.16)	0.08	(0.36)
Share-based compensation	0.14	0.17	0.45	0.57
Amortization of intangible assets	0.02	0.03	0.07	0.07
Acquisition costs	0.00	0.00	0.01	0.02
Restructuring costs	0.00	0.03	0.00	0.03
Exchange rate differences, net on balance sheet items included in financial income, net	(0.00)	0.00	(0.01)	(0.02)
Tax related adjustments	(0.00)	(0.00)	(0.00)	0.00
Non-GAAP diluted net earnings per share	0.23	0.07	0.60	0.31

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	43,573,161	43,163,159	43,199,279	44,058,549

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	3,144	(6,851)	3,586	(15,740)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,947	3,025	8,918	9,216
Share-based compensation	6,058	7,259	19,107	25,151
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	(234)	161	(227)	1,116
Loss related to securities, net	-	-	-	244
Increase (decrease) in accrued interest on bank deposits	(814)	(2,289)	4,645	(3,814)
Increase (decrease) in accrued severance pay, net	147	(401)	106	(506)
Decrease in trade receivables, net	5,536	4,448	304	5,380
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	749	(215)	1,155	(2,541)
Decrease (increase) in inventories	253	(671)	2,001	(1,566)
Increase (decrease) in trade payables	2,474	(1,778)	2,253	(395)
Increase (decrease) in deferred revenues	(6,059)	(12,311)	10,329	(11,095)
Increase (decrease) in other payables and accrued expenses	259	644	7,052	(10,798)
Operating lease liabilities, net	248	(804)	(369)	(805)
Net cash provided by (used in) operating activities	14,708	(9,783)	58,860	(6,153)

Cash flows from investing activities:

Purchase of property and equipment	(1,412)	(1,130)	(4,220)	(4,493)
Proceeds from other long-term assets, net	46	29	40	77
Proceeds from (investment in) bank deposits, net	9,731	21,145	(1,433)	51,345
Investment in, redemption of and purchase of marketable securities, net	5,541	2,228	(4,456)	347
Net cash provided by (used in) investing activities	13,906	22,272	(10,069)	47,276

Cash flows from financing activities:

Proceeds from exercise of share options	-	-	3	308
Repurchase of shares	-	(20,648)	(839)	(53,131)
Payment of contingent consideration related to acquisition	-	(2,063)	(3,077)	(2,063)
Net cash used in financing activities	-	(22,711)	(3,913)	(54,886)

Increase (decrease) in cash and cash equivalents	28,614	(10,222)	44,878	(13,763)
Cash and cash equivalents at the beginning of the period	86,802	42,644	70,538	46,185
Cash and cash equivalents at the end of the period	115,416	32,422	115,416	32,422

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income (loss)	3,144	(6,851)	3,586	(15,740)
Exclude: Financial income, net	(4,957)	(3,778)	(12,982)	(10,688)
Exclude: Depreciation and amortization expense	2,947	3,025	8,918	9,216
Exclude: Taxes on income	1,807	433	4,518	2,151
EBITDA	2,941	(7,171)	4,040	(15,061)

Share-based compensation	6,058	7,259	19,107	25,151
Restructuring costs	-	1,273	-	1,273
Acquisition costs	159	211	571	769
Adjusted EBITDA	9,158	1,572	23,718	12,132

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Amortization of intangible assets	992	992	2,976	2,976
Depreciation	1,955	2,033	5,942	6,240
	2,947	3,025	8,918	9,216